

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2015

Abraham Dominguez Cinta
Chief Executive Officer
Go Ez Corporation
6782 Collins Avenue
Miami Beach, FL 33141

**Re: Go Ez Corporation**
     **Amendment No. 2 to Registration Statement on Form S-1**
     **Filed June 29, 2015**
     **File No. 333-202047**

Dear Mr. Cinta:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2015 letter.

General

1.    We note that you are registering the resale of 1,137,500 shares of common stock. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the offering of such shares appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, please revise the terms of your offering to provide that all offers and sales by selling stockholders will be made at the disclosed fixed price for the duration of the offering and to identify the selling shareholders as underwriters. If you disagree with our determination, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1). In this regard, please address the factors referred to in Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at www.sec.gov.

Prospectus Summary

Our Company, page 7

2.      We note the statements in this section and in the business section that Federal
        Technology Agency, Inc. provides computer software programming, testing and
        development services to tech companies such as Apple, Yahoo! and Google.  Please
        confirm that you have provided services to Apple, Yahoo! and Google or, if you have
        not, revise the statements to remove the references to those companies.

Risk Factors

Risks Associated with our Securities, page 16

3.      We note Mr. Cinta will be offering the company's securities to the public while
        simultaneously offering his own shares for sale.  Please add a risk factor that addresses
        this apparent conflict of interest.

Selling Security Holders, page 25

4.      Please revise the table to disclose the percentage of shares owned by each individual prior
        to this offering.  In this regard, the table currently states that each selling security holder
        owns 100% of the company's common stock.

Plan of Distribution, page 26

5.      Please revise to disclose how you will decide whether an investor will receive shares
        offered for sale by the company or the selling shareholders.

Description of Business

Customers, page 33

6.      Please revise to describe the term of your agreement with CyberCoders, Inc. and any
        termination provisions in the agreement.  Also, file your agreement with CyberCoders,
        Inc. as an exhibit to your registration statement or tell us why it is not required to be filed.
        Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Distribution Method, page 34

7.      We note that Federal Technology Agency, Inc. does not have any employees.  Please
        revise to explain how the company is currently able to provide services.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information, page 35

8.      Please revise to provide the range of high and low bid information for the equity for each full quarterly period within the two most recent fiscal years.  Refer to Item 201(a)(iii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Eleven Months Ended November 30, 2014, page 39

9.      Please revise to present the results of operations for the period ended December 31, 2014 throughout this section.

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014,  page 42

10.     We note your response to prior comment 1 which states that $58,965 of revenue was generated by Glophone's retail sales.  Please revise to disclose that all of your revenue was generated from Glophone's retail sales.

Directors and Executive Officers

Director Compensation, page 47

11.     Please revise to disclose whether compensation was paid to your directors for the year ended December 31, 2014.  Refer to Item 402(r) of Regulation S-K.

Executive Compensation, page 48

12.     Your disclosure in this section that you have not paid any cash or non-cash compensation to your executives and directors is inconsistent with your disclosure on page F-12 that you paid compensation to your officer and director, in the form of common stock, valued at $270,000.  Please advise or revise.

Security Ownership of Certain Beneficial Owners and Management, page 49

13.     Please revise to update this information as of the most recent practicable date.  Refer to Item 403(b) of Regulation S-K.  Similar concerns exist in the Directors and Officers section and the Executive Compensation section.

Abraham Dominguez Cinta
Go Ez Corporation
July 13, 2015
Page 4

Security Ownership of Management Directors and Officers, page 49

14.     Please revise to disclose the number of shares of common stock beneficially owned by
        Mr. Cinta.

Transactions with Related Persons, Promoters and Certain Control Persons, and Director
Independence, page 50

15.     We note your disclosure on page 39 that Federal Technology Agency, Inc. incurred
        expenses related to salary, payroll taxes and fringe benefits for compensation paid to Mr.
        Chen.  Mr. Chen appears to have voting and dispositive power over the shares owned by
        Evotech Capital S.A., the beneficial owner of more than five percent of the company's
        common stock.  Please revise to disclose the compensation paid to Mr. Chen or advise.
        Refer to Item 404(d) of Regulation S-K.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Patrick
Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments
on the financial statements and related matters.  If you have any other questions, please contact Jeff
Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3456, with any
other questions.  If you require further assistance, please contact Barbara C. Jacobs, Assistant
Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Staff Attorney

cc:     Lorin A. Rosen, Esq.
        LAR Law Group